Exhibit 99.1

HOPFED BANCORP, INC.

2004 LONG-TERM INCENTIVE PLAN

HOPFED BANCORP, INC.

2004 LONG-TERM INCENTIVE PLAN

Restricted Share Award Agreement

Award No.

You are hereby awarded Restricted Shares subject to the terms and conditions set forth in this Restricted Share Award Agreement (“Award”) and in the HopFed Bancorp, Inc. 2004 Long-Term Incentive Plan (“Plan”), which is attached hereto as Exhibit A. All terms in this Award that begin with a capital letter are defined in the Plan or in this Award. A summary of the Plan appears in the Prospectus, which is attached as Exhibit B. You should carefully review these documents, and consult with your personal financial advisor, before making any decisions relating to this award.

By executing this Award, you agree to be bound by all of the Plan’s terms and conditions as if they had been set out verbatim in this Award. In addition, you recognize and agree that all determinations, interpretations, or other actions respecting the Plan and this Award will be made by the Committee, and shall be final, conclusive and binding on all parties, including you and your successors in interest.

Specific Terms. Your Restricted Shares have the following terms:

Name of Participant
Shares Subject to this Award	shares of common stock of the Company.
Purchase Price per Share	Not applicable.
Award Date
Vesting	Your award will vest in accordance with the plan and the provisions included in Part 3 of this document. Vesting schedules may be accelerated based on events outlined in Part 4 of this document.
Restrictions on Transfer	You may sell or otherwise transfer the Shares subject to this Award after the vesting period is complete.
Deferral Election pursuant to Section 9 of the Plan	☒ You are eligible to make this election if you desire to do so. ☐ You are not eligible to make this election.

1. Dividends. Upon lapse of the transfer restrictions of this Award, you will receive an amount equal to any cash dividends (plus simple interest at five percent (5%) per year), plus a number of Shares equal to any stock dividends, which were declared and paid to the Company’s shareholders between the Award Date and the date such unrestricted Shares are issued to you.

2. Investment Purposes. You acknowledge that you are acquiring your Restricted Shares for investment purposes only and without any present intention of selling or distributing them.

3. Vesting Schedule. The Restricted Grant shall be vested in accordance with the following provisions, which will result cumulatively in 100% vesting if you are employed or a director after the Date of Stock Grant designated above:

Years of Service of Stock Grant	Percentage of Shares Vested	After Date
Upon Grant	0
1 year but less than 2 years	25%
2 year but less than 3 years	25%
3 years but less than 4 years	25%
More than 4 years	25%

4. Acceleration of Vesting Schedule. The restricted stock grants may become fully vested immediately (at the option of the recipient) under the following circumstances:

•	Change in Control. In the event of a Change of Control, you will become fully vested with respect to shares awarded as part of this agreement.

•	Exercise of Options. In the event that you exercise vested stock options to purchase shares of HopFed Bancorp, Inc., you will become fully vested in an equal number of shares subject to this agreement.

•	Termination of Employment Without Cause. If your continuous service is terminated without just cause, you will become fully vested with respect to all shares awarded as part of this agreement.

•	Death or Disability of Recipient. All shares awarded as part of this agreement will become fully vested upon termination of continuous service due to your death or disability.

5. Timing of Stock Transfers. As soon as possible after the end of each vesting period, the Company shall cause certificates to be issued and delivered to you, free from any restrictions, for all shares fully vested. New certificates shall not be delivered to you unless you have made arrangements satisfactory to the Committee to satisfy tax-withholding obligations.

6. Section 83(b) Election Notice. If you elect under Code Section 83(b) to be taxed immediately on your Restricted Shares when they were granted to you, you promise to notify the Company of the election within 10 days of filing that election with the Internal Revenue Service. Exhibit B is a suggested form of Section 83(b) election.

7. Deferral Election. If allowed under the Specific Terms, at any time during the calendar year in which you receive this Award, you may irrevocably elect to defer the receipt of all or a percentage of the Shares that would otherwise be issued to you on the lapsing of transfer restrictions of this Award in a future calendar year (or for the remainder of any calendar year in which you make the election, provided the election occurs within the thirty (30)-day period after you first became an Eligible Person.) A copy of the form which you may use to make a deferral election is attached hereto as Exhibit C. Notwithstanding the foregoing, Restricted Shares which have been subject to a Section 83(b) election are not eligible for deferral.

8. Limitations on Rights of Participants. By executing this Award, you acknowledge and agree that (1) nothing contained in this Award or the Plan shall give you the right to be retained in the service of the Company or to interfere with or restrict the right of the Company, which is hereby expressly reserved, to discharge or retire you, except as otherwise provided by a written agreement between you the Company, at any time without notice and with or without cause; (2) execution of this Award will not give you any right or claim to any benefit hereunder except to the extent such right has specifically become fixed under the terms of this Award and the Plan; and (3) the doctrine of substantial performance shall have no application to you.

9. Severability. Subject to one exception, every provision of this Award and the Plan is intended to be severable, and any illegal or invalid term shall not affect the validity or legality of the remaining terms. The only exception is that this Award shall be unenforceable if any provision of the preceding section is illegal, invalid, or unenforceable.

10. Notices. Any notice, payment or communication required or permitted to be given by any provision of this Award shall be in writing and shall be delivered personally or sent by certified mail, return receipt requested, addressed as follows: (i) if to the Company, 2700 Fort Campbell Boulevard, Hopkinsville, KY 42440, to the attention of: Committee of the HopFed Bancorp, Inc. 2004 Long-Term Incentive Plan; (ii) if to you, at the address you specify after your signature, below. Each party may, from time to time, by notice to the other party hereto, specify a new address for delivery of notices relating to this Award. Any such notice shall be deemed to be given as of the date such notice is personally delivered or properly mailed.

11. Binding Effect. Every provision of this Award shall be binding on and inure to the benefit the parties’ respective heirs, legatees, legal representatives, successors, transferees, and assigns.

12. Headings. Headings shall be ignored in interpreting this Award.

13. Counterparts. This Award may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute the same instrument.

BY YOUR SIGNATURE BELOW, along with the signature of the Company’s representative, you and the Company agree that your Restricted Shares are awarded under and governed by the terms and conditions of this Award Agreement and the Plan.

HopFed Bancorp, Inc.

By:
Name:
Title:

The undersigned Participant hereby accepts the terms of this Award and the Plan.

By:
Name of Participant:

Address:

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